Filed by Silicon Valley Acquisition Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Silicon Valley Acquisition Corp.

(Commission File No. 001-43030)

Set forth below is a press release issued by EigenQ, Inc (“EigenQ”) on July 28, 2026, in which the proposed business combination by and between Silicon Valley Acquisition Corp. and EigenQ is discussed.

EigenQ Appoints Mark Pecen as Vice Chairman and Promotes Alexander Truskovsky to Chief Information Security Officer

These appointments accelerate EigenQ’s execution as it scales its technology platform and commercial operations ahead of the proposed merger with Silicon Valley Acquisition Corp. (Nasdaq: SVAQ).

AUSTIN, Texas, July 28, 2026 — EigenQ, Inc. (“EigenQ” or the “Company”), a quantum technology company developing hardware and software solutions spanning post-quantum cryptography, quantum random number generation, and hardware-rooted quantum-safe infrastructure, today announced the appointment of Mark Pecen as Vice Chairman and the promotion of Alexander Truskovsky to Chief Information Security Officer (CISO). The appointments further strengthen EigenQ’s executive leadership team as the Company expands commercial operations and prepares for its planned public listing.

Having served as an EigenQ Board member and strategic advisor, Mark Pecen now assumes the expanded leadership role of Vice Chairman. A leading authority in quantum-safe technologies, his experience includes foundational work on GSM, GPRS, and EDGE at the European Telecommunications Standards Institute (ETSI), as well as key contributions to 3G UMTS and 4G LTE technologies at Motorola and BlackBerry. In 2013, he co-founded the Quantum-Safe Cryptography Working Group at ETSI and later helped establish ETSI’s Technical Committee on Quantum. He has also chaired the Canadian task force on GDPR, led the Quantum Valley Ideas Lab, and served on the advisory board of University of Waterloo’s Institute for Quantum Computing (IQC) in Canada.

An inventor holding more than 100 patents, Pecen is an alumnus of the University of Pennsylvania’s Wharton School and School of Engineering.

“I’ve known EigenQ founder Dr. Jesse Van Griensven for more than 20 years, and when he asked whether I could help, there was no hesitation,” said Mr. Pecen. “Since joining EigenQ, I’ve helped build our executive team, strengthen our presence within ETSI, and expand our credibility across the European quantum community. Together with Dr. Van Griensven and Dr. Rosas-Bustos, I believe we’ve helped position EigenQ as a future leader in the European quantum ecosystem.”

“Mark has been instrumental in shaping EigenQ’s technology strategy, intellectual property portfolio, and industry relationships since the earliest stages of the Company. His appointment as Vice Chairman reflects both his contributions to date working closely with our research teams and the important role he will continue to play as we scale the business towards becoming a public company”, said Dr. Van Griensven, Chairman of EigenQ.

EigenQ Establishes CISO Role

In addition to Mr. Pecen’s appointment, EigenQ has promoted Alexander Truskovsky to the newly established position of Chief Information Security Officer, following his successful tenure as Vice President of Cryptography.

Truskovsky will lead EigenQ’s information security strategy, cybersecurity governance, security architecture and risk management, while continuing to integrate security and compliance across the Company’s products, solutions, and operations. He will also continue to provide strategic input on product design, product security, customer requirements, and product-market fit.

An accomplished expert in the cryptography industry, Truskovsky has helped advance EigenQ’s technology, security architecture, and product strategy. His promotion to CISO recognizes both his contributions to date and his ability to drive broader impact across the Company.

“In my new role, I look forward to strengthening EigenQ’s technology platform, advancing our cybersecurity strategy and intellectual property, expanding relationships with customers and strategic partners, and ensuring security remains at the core of every product we deliver. As organizations prepare for the Quantum Era, they will require trusted infrastructure that secures identities, protects critical data, and ensures the integrity of digital systems,” said Mr. Truskovsky.

“Promoting Alexander to CISO reinforces our relentless focus on quantum security,” said Dr. José Rosas-Bustos, Chief Executive Officer of EigenQ. “What excites me most is the collective expertise of our executive team. Every member has previously built successful companies or technologies. We are experienced industry veterans doing this because we genuinely believe we can contribute something meaningful to the quantum industry. We are driven by solving difficult problems and translating innovation into real-world impact. We believe the combination of world-class leadership and differentiated technology positions EigenQ for long-term success. These appointments accelerate our ability to execute, scale, and deliver trusted quantum technologies to customers around the world.”

About EigenQ

EigenQ is an applied quantum technology company building the trusted infrastructure for the Quantum Era. Headquartered in Texas, USA, the Company develops and commercializes foundational technologies across quantum security, communications, networking, and sensing - helping public and private sectors globally prepare for a future shaped by quantum computing and AI.

Working alongside a global ecosystem of OEMs, technology partners, and industry leaders, EigenQ today delivers deployable, market-ready solutions that combine post-quantum cryptography, quantum-derived entropy, hardware-rooted trust, secure identity, and cryptographic agility to strengthen existing digital infrastructure.

EigenQ has entered into a definitive business combination agreement (the “Business Combination Agreement”) with Silicon Valley Acquisition Corp. (Nasdaq: SVAQ) (“SVAQ”). Upon completion of the transactions contemplated by the Business Combination Agreement (the “Business Combination”), the combined company is expected to trade on the Nasdaq Global Market under the ticker symbol “EIGQ,” subject to shareholder approval, regulatory approvals, and other customary closing conditions.

For more information, visit www.EigenQ.com.

About Silicon Valley Acquisition Corp.

Silicon Valley Acquisition Corp. (Nasdaq: SVAQ) is a publicly traded special purpose acquisition company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses.

For more information, visit https://svacquisitioncorp.com.

Important Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to the shareholders of SVAQ for their consideration. A registration statement on Form S-4 (as may be amended, the “Registration Statement”) is expected to be filed with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to SVAQ’s shareholders in connection with SVAQ’s solicitation for proxies for the vote by SVAQ’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective by the SEC, SVAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

SVAQ’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus in connection with SVAQ’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about SVAQ, EigenQ and the proposed Business Combination. This press release does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SVAQ and EigenQ may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by SVAQ, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Silicon Valley Acquisition Corp., 228 Hamilton Avenue, 3rd Floor, Palo Alto, CA 94301.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed Business Combination and the parties thereto. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the proposed Business Combination between SVAQ and EigenQ; the anticipated benefits and timing of the proposed Business Combination; expected trading of the combined company’s securities on Nasdaq; the combined company’s future financial performance; the ability of the combined company to execute its business strategy, its market opportunity and positioning; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of EigenQ’s and SVAQ’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of EigenQ and SVAQ. These forward-looking statements are subject to a number of risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against EigenQ or SVAQ, the combined company or others following the announcement of the proposed Business Combination; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of EigenQ or SVAQ or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of EigenQ as a result of the announcement and consummation of the proposed Business Combination; (7) EigenQ’s ability to scale and grow its business, and the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) risks that the Business Combination disrupts current plans and operations of EigenQ; (9) the ability to implement business plans, forecasts, identify and realize additional opportunities, and other expectations; (10) political, social or economic instability in the emerging markets, including the Middle East, and other countries in which EigenQ, the post-combination company, relevant OEMs and other channel participants and customers of some or all of the foregoing operate or plan to operate; (11) risks relating to product development and commercialization timing, OEM integration, customer adoption and strategic partnerships; (12) EigenQ’s ability to maintain and recognize benefits from its existing strategic relationships; (13) costs related to the proposed Business Combination; (14) changes in applicable laws or regulations; (15) changes in government mandates, requirements and standards as they relate to quantum security and infrastructure; (16) EigenQ’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; (17) any downturn or volatility in economic conditions; (18) changes in the competitive environment affecting EigenQ or its customers, including EigenQ’s inability to introduce new products or technologies; (19) the impact of pricing pressure and erosion; (20) supply chain risks; (21) risks to EigenQ’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against EigenQ; (22) the possibility that EigenQ or SVAQ may be adversely affected by other economic, business and/or competitive factors; (23) EigenQ’s estimates of its financial performance; (24) risks related to the fact that SVAQ is incorporated in the Cayman Islands and governed by Cayman Islands law; (25) and those factors discussed in SVAQ’s Annual Report on Form 10-K filed with the SEC on March 31, 2026, under the heading “Risk Factors,” and subsequent Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus, or other documents that will be filed with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EigenQ nor SVAQ presently knows or that EigenQ and SVAQ currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EigenQ’s and SVAQ’s expectations, plans or forecasts of future events and views as of the date of this press release. EigenQ and SVAQ anticipate that subsequent events and developments will cause EigenQ’s and SVAQ’s assessments to change. However, while EigenQ and SVAQ may elect to update these forward-looking statements at some point in the future, EigenQ and SVAQ specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing EigenQ’s and SVAQ’s assessments as of any date after the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Participants in Solicitation

SVAQ, EigenQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from SVAQ’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SVAQ’s shareholders in connection with the proposed Business Combination will be set forth in SVAQ’s proxy statement/prospectus when it is filed with the SEC. You can find more information about SVAQ’s directors and executive officers in SVAQ’s Annual Report on Form 10-K filed with the SEC on March 31, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

MEDIA CONTACTS

EigenQ Media Relations
Contact@EigenQ.com

EigenQ Investor Relations
IR@EigenQ.com

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